November 23, 2005

Via Facsimile (917) 777-7886 and U.S. Mail

Thomas W. Greenberg
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Re:	Goody`s Family Clothing, Inc.
Schedule TO-T filed November 10, 2005
By GF Acquisition Corp., et al.
      File No. 5-42079

Dear Mr. Greenberg:

      We have reviewed the above-referenced filing and have the following comments.
Offer to Purchase
Terms of the Offer, page 13
1. We note you state you will make payment "as soon as practicable."
Please revise here, and elsewhere as applicable, to make clear that you will pay unit holders promptly. Refer to Exchange Act Rule 14e-
1(c). Please make corresponding changes throughout the document, as appropriate.
2. Stating that a condition can be waived "at any time or from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the here and elsewhere as appropriate.
Acceptance for Payment and Payment of Shares, page 14
3. We note that you intend to comply with Rule 14e-1(c) and have reserved the right to delay payment for shares in order to comply with applicable law. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares "to comply in whole or in apart with applicable laws" would not necessarily be consistent with Rule 14e-1(c).

Section 5. Certain U.S. Federal Income Tax Consequences, page 18
4. You are required to disclose all material federal income tax consequences of your transaction. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences. See Item 1004(a)(1)(xii).
5. Please eliminate the statement in the first paragraph that the discussion is "for general information only." We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.
Certain Information Concerning the Company, page 20

6. Please revise your disclaimer of responsibility for information contained in your document. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

7. We note the projections were based on "numerous assumptions."
Please disclose all material assumptions underlying the projections.
If you do not believe additional disclosure is required, explain to us the basis for that belief.
8. Expand your disclosure to explain why Parent believes the Goody`s projections to be unduly optimistic.
Source and Amount of Funds, page 23

9. Please explain why any affiliates who provide funds for the Offer should not be identified as bidders. In the alternative, please confirm that to the extent any unidentified affiliates provide funding for the Offer, you will amend the Schedule TO to identify the affiliates as bidders, provide the required disclosure, and extend the offer as necessary.
10. Supplementally define the term "committed capital."
Certain Conditions of the offer, page 45

11. We note the heading of this section refers to "certain" conditions of the offer. Please clarify that you have identified all conditions to the offer.
12. A number of the conditions in this section refer to "Company Material Adverse Effect." Please define the term so holders will be able to objectively verify if the conditions have been triggered.
13. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the issuer and are specific and capable of objective verification when satisfied. In this regard, revise the conditions to include a standard of reasonableness in lieu of Parent`s "sole judgment."
14. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.
Closing Comments
      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from each bidder acknowledging that:

* The bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

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November 23, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE